IES HOLDINGS, INC.

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

January 19, 2017

Via EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	IES Holdings, Inc.
Registration Statement on Form S-3
Filed December 13, 2016
File No. 333-215071
Form 10-K For the Fiscal Year Ended September 30, 2016
Filed December 9, 2016
File No. 001-13783

Dear Ms. Long:

IES Holdings, Inc. (the “Company”) is pleased to respond to the comments received from the Staff of the Division of Corporation Finance the (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2017, with respect to:

•	the Company’s Annual Report on Form 10-K for the year ended September 30, 2016, filed with the Commission on December 9, 2016 (the “Form 10-K”), and

•	the Company’s Definitive Proxy Statement on Schedule 14A for fiscal year 2016, filed with the Commission on December 29, 2016 (the “Proxy Statement”).

For the Staff’s convenience, each of our responses below is preceded by the text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the referenced filing.

Form 10-K for Fiscal Year Ended September 30, 2016

General

1.	Please be advised that you must clear any outstanding Staff comments on your Form 10-K for the year ended September 30, 2016 before you may request to accelerate the effectiveness of your registration statement.

Robert W. Lewey

IES Holdings, Inc.

January 19, 2017

Response: We acknowledge the Staff’s comment and will not request to accelerate the effectiveness of our registration statement on Form S-3 until we have cleared all outstanding comments on the Form 10-K.

Financial Statements, page 47

Note 18- Business Combinations and Divestitures, page 83

2.	Please provide to us your significance calculations for the Technibus acquisition under the asset, investment and income tests as prescribed by Rule 3-05 of Regulation S-X, and tell us your basis for not providing financial statements under Rule 3-05 for this acquisition.

Response: In response to the Staff’s comment, we have provided below our calculations for each of the asset, investment and income tests under Rule 3-05 of Regulation S-X (“Rule 3-05”). Based on the calculations provided, the Technibus acquisition was not found to be significant under any of the asset, investment or income tests. The calculations were performed as of the acquisition date (June 15, 2016) using (1) with regard to Technibus financial information, audited financial information provided by the Technibus sellers for the year ended December 31, 2015, which was their most recently completed fiscal year at the time of the acquisition, and (2) with regard to the Company’s financial information, the amounts presented in the Company’s audited financial statements for the fiscal year ended September 30, 2015, the Company’s most recently completed fiscal year at the time of the acquisition. Using these numbers:

•	under the investment test, the total purchase price of $44,694,000 represented 19.7% of the Company’s total assets, which were $226,710,000 at September 30, 2015;

•	under the asset test, Technibus’s total assets of $35,052,000 at December 31, 2015 represented 15.5% of the Company’s total assets, which were $226,710,000 at September 30, 2015; and

•	under the income test, Technibus’s pre-tax income from continuing operations for the year ended December 31, 2015 of $1,870,000 represented 10.7% of the Company’s pre-tax income from continuing operations, which was $17,538,000 for the fiscal year ended September 30, 2015.

The results of each test fell below the 20% significance level threshold set forth in Rule 3-05; therefore, the financial statements required by Rule 3-05 were not provided.

Controls and Procedures, page 88

Disclosure Controls and Procedures, page 88

3.	We note your disclosure stating that you carried out an evaluation, under the supervision and with the participation of management, including your President and your Chief Financial Officer, of the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, and based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2016. Please revise your disclosure to state, if true, that your disclosure controls and procedures were effective as of September 30, 2016 to comply with Item 307 of Regulation S-K.

Robert W. Lewey

IES Holdings, Inc.

January 19, 2017

Response: In response to the Staff’s comment, we hereby confirm that based on its evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2016. We also confirm that, in future filings, we will state, if true, that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report.

Definitive Proxy Statement

Annual Cash Incentive Awards, page 24

Fiscal Year 2016 Annual Incentive Plan, page 24

4.	In future filings, please quantify the annual cash incentive award target performance goals and the actual results. Please show us what your disclosure would look like.

Response: In response to the Staff’s comment, we hereby confirm that in future filings, we will modify our disclosure to quantify the annual cash incentive award target performance goals and the actual results by including a table similar to the following in the “Financial Goals” subsection that begins on page 24 of the Proxy Statement.

For the year ended September 30, 2016, this disclosure would have read as follows:

	Target	Actual	Percentage of Goal Achieved
Consolidated Net Income (1)	$18,871,000	$120,878,000	641%
Consolidated Annual Operating Cash Flow Less Capital Expenditures	$16,755,000	21,551,000	129%

(1) In fiscal 2016, we recognized a benefit related to the release of valuation allowances on our deferred tax assets. While our fiscal 2016 target for consolidated net income did include some tax benefit related to the fiscal 2016 utilization of certain deferred tax assets, the full benefit of this valuation allowance release was not contemplated when setting our income target for our fiscal 2016 performance goals. Excluding income tax expense or benefit, our fiscal 2016 pretax income was 115% of the target amount. As such, in determining the amount of cash incentives paid for fiscal 2016, management did not benefit from the release of the valuation allowance on deferred taxes. The valuation allowance release is further discussed on page 45 of the Form 10-K.

Robert W. Lewey

IES Holdings, Inc.

January 19, 2017

5.	We note disclosure of your annual incentive compensation pool on page 24. In future filings, please disclose the total amount of such incentive pool and clearly discuss how you calculate the total amount of the annual incentive compensation pool. Please show us what your disclosure would look like.

Response: We acknowledge the Staff’s comment. The Human Resources and Compensation Committee of the Board of Directors (the “Committee”) does not approve an annual aggregate amount of awards to be allocated among named executive officers (“NEOs”) under the Annual Incentive Plan. Rather, the maximum award granted to each NEO under the Annual Incentive Plan is set by the Committee as a percentage of the recipients’ base salary. We confirm that in future filings, we will no longer make any reference to an incentive compensation pool. Instead, we will modify our disclosure to reflect the fact that the awards for NEOs are determined by the Committee on a recipient-by-recipient basis and set as a percentage of each recipient’s base salary.

Robert W. Lewey

IES Holdings, Inc.

January 19, 2017

I hope you find our response helpful in your review of our Form 10-K and Proxy Statement. Please feel free to contact me at (713) 860-8162 or robert.lewey@ies-co.com with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Robert W. Lewey

Robert W. Lewey
President
IES Holdings, Inc.

Cc:	Via E-Mail
Gail Makode, Esq.
Courtney Butler, Esq.